December 20, 2012

The United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	U.S. Rare Earth Minerals, Inc. Form 8K Filed November 21, 2012 File No. 001-35027

Gentlemen:

Reference is made to your letter to the U.S. Rare Earth Minerals, Inc. ("Company") dated December 19, 2012.

In accordance with your request set forth in the aforementioned letter, please be advised as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis Cullison
Dennis Cullison, President